UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) August 23, 2024

BioQuest Corp.

(Exact name of registrant as specified in its charter)

Nevada	99-0378854
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4570 Campus Drive, Suite 206 Newport Beach, CA	92660
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (714) 978-4425

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1. Fundamental Changes

Agreement and Plan of Acquisition

On August 23, 2024, BioQuest Corp. a Nevada corporation (the “Company”) entered into an Agreement and Plan of Acquisition (the “Agreement”) with BotMakers, Inc., a Texas corporation (the “BOTI”). As part of the Agreement the Company will exchange 20,000,000 shares of restricted common stock, 85,000 Series A Preferred Shares for 100% of BOTI and BOTI will pay $175,000 of BQST’s outstanding debts. The Series A Preferred Shares shall be convertible into common stock at a ratio of 1000:1, have a 4.99% equity conversion blocker and have no voting right. This Agreement also requires BOTI to file a 15c2-11 within 90 days of the execution of the Agreement and gives the major shareholders as listed on Exhibit A to the Agreement anti-dilution protection to maintain their 10% ownership rights and also states that BQST will not do a reverse split in the 18 months after signing the Agreement, except in the case of an uplisting to the NASDAQ; wherein, there will be a 5:1 reverse split maximum, or if approved by the major shareholders as listed on Exhibit A to the Agreement.

The vision of BioQuest is to acquire BotMakers and its Conversational Artificial Intelligence (“AI”). BotMakers, currently provides its customers with an AI platform that utilizes voice calling AI, text messaging and chatbots. At this time, there are no products of BotMakers that will utilize MaxTrades AI technology that are aspirational or still in development. All BotMakers products and services are fully functional and are currently selling to retail customers. Any future updates to the MaxTrades technology will be based on future data gathered through customer usage and feedback. BotMakers has no current plans to enhance the MaxTrades technology used in conversational Al products or chatbots. The MaxTrades technology is a series of automated workflows that can plug in to any Customer Relationship Management system that allows webhooks to send data to and from those systems.

The Agreement contains customary representations and warranties, operating covenants and termination rights.

The foregoing provides only a brief description of the material terms of the Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder, and such descriptions are qualified in their entirety by reference to the full text of the Agreement filed as an exhibit to this Current Report on Form 1-U, and is incorporated herein by reference.

Item 3. Material Modification to Rights of Security Holders

Certificate of Designation Series A Preferred Stock

On August 23, 2024, the Board of Directors, with the approval of a majority vote of the shareholders approved addition of 85,000 Authorized Preferred Shares and the filing of a Certificate of Designation of the Company’s Preferred Stock to designate those Authorized Preferred Shares as Series A Preferred Stock (“Series A Preferred Stock”). The Board of Directors authorized 85,000 shares of the preferred shares to be designated as Series A Preferred Stock. The Series A Preferred Stock, has a par value of $0.001, and converts into common stock at a rate of 1,000 for each share of Series A Preferred Stock, the holders of the Series A Preferred Stock may not convert into the holder holding more than 4.99% of the common shares of the Company at any time, and the Series A Preferred Stock have no common stock voting rights.

A copy of the Certificate of Amendment of Designation that is to be filed with the Nevada Secretary of State, is attached hereto as Exhibit 6.2 of this Report and is incorporated by reference herein.

Exhibits: The following exhibits are filed with this report:

Exhibit No.	Description
6.1	Agreement and Plan of Acquisition by and between the Company and BotMakers Inc., Dated August 23, 2024
6.2	Certificate of Designation with the Secretary of State of Nevada, to be filed

SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BioQuest Corp.

/s/ Thomas Hemingway
Thomas Hemingway
CEO

Date: August 27, 2024